SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2009 Commission File Number 001-14491 TIM PARTICIPAÇÕES S.A.   (Exact name of registrant as specified in its charter) TIM PARTICIPAÇÕES S.A.   (Translation of Registrant's name into English) Av. das Américas, 3434, Bloco 1, 7º andar – Parte 22640-102 Rio de Janeiro, RJ, Brazil (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F ___X___ Form 40-F _______ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes _______ No ___X____
3Q09
2 TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Third Quarter 2009 BOVESPA1 (lot = 1 share) TCSL3: R$6.18 TCSL4: R$4.61 NYSE1 (1 ADR = 10 PN shares) TSU: US$26.24 (1) closing prices of October 29th, 2009 Rio de Janeiro, October 30th, 2009 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and  indirectly  TIM  Nordeste  S.A.,  announces  its  results  for  the  third  quarter  of 2009.    TIM    Participações    S.A.    (“TIM    Participações”    or    “TIM”)    provides telecommunication services with a national presence.   The   following   financial   and   operating   information,   except   where   otherwise indicated,  is  presented  on  a  consolidated  basis  and  in  Brazilian  Reais  (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2008 (3Q08), except when otherwise indicated. 3Q09 Conference Call Conference Call in English: October 30th, 2009, at 12:30 AM Brasília time. (10:30 AM US ET) Conference Call in Portuguese: October 30th, 2009, at 14:00 AM Brasília time. (12:00 AM US ET) For further information, please access the Company’s website: www.tim.com.br/ir Investor Relations Contacts ri@timbrasil.com.br (+55 21) 4009-3742 / 4009-3446 / 4009-4017 Avenida das Américas, 3434 Bloco 01 6° andar – Barra da Tijuca Rio de Janeiro, RJ - Brazil Zip Code 22640-102 Fax: +55 21 4009-3990 3Q09 Highlights • As  planned  in  the  2Q09,  the  3Q09  was  the  “back-to-talk”  period. Evidences  can  be  seen  through  the  MOU  rebound  following  the  success  of Infinity plan. Also, we can see sequential improvements on market share and post-paid net additions. • On the Brand, TIM  raised  its  advertising  spending,  increasing  to  ~29%  its share of investments in media in YTD´09. • Subscriber   base:  39.6   million   clients,   12.5%   up   from   3Q08.   Such performance  continued  to  reflect  our  commercial  recovery.  Incremental  net share reached 27.3% in 3Q09, well above the same period of 2008 (18.3%). • Infinity  plan  continued  to  drive  the  pre-paid  base  growth and  has already reached over 11 million users in the 3Q09. • MOU registered 90 min. (vs. 73 min. in 2Q09), following great acceptance of Infinity plan. • ARPU came at R$26.5 in the quarter, a flat performance when compared QoQ, despite the strong net adds and ARPM decrease in the last 2 quarters. • Net  service  revenues  increased  5.0%  QoQ,  to  R$3,083  million – reflecting  the  recovery  of  pre-paid  traffic  and  post-paid  subscriber  base increase. • Gross VAS revenues, stood at R$496 million, up 23.0% on a yearly basis and accounting for 12% of gross service revenues.   • Bad  debt:  continued  to  improve, reaching  R$  99.6  million  (a  drop  of  - 30.5% YoY), equals to 3.2% of net service revenues. • Total opex remained practically flat QoQ and YoY amounting to R$2,579 million - commercial momentum was partially offset by Efficiency Plan. • EBITDA totaled R$758.8 million, 3.1% higher than 2Q09 as a result of top line improvement, but still 5.0% lower vs. 3Q08. • Net income was R$61 million, vs. a loss of R$12 million in 3Q08 and R$15 million in 2Q09.
3 Following the path traced at the beginning of the year and giving course to the restructuring plan,  we  arrive  in  the  third  quarter  satisfied  with  the  results  achieved  –  especially  the operational  results,  where  we  again  showed  improvement  in  the  quarterly  comparison  on the  main  indicators.  These  nine  months  of  2009  have  been  special  for  TIM,  as  we  went through great changes; it was a period of great effort and results. We started the year by repositioning the company in the market. We turned to restructuring the  company,  we  sought  to  regain  market,  with  the  launching  of  innovative  offers  and services, and we are working increasingly focused on customer satisfaction, network quality and innovation. If in the second quarter, we had a "back to sales" vibe, in this quarter it was the "back to talk"  period,  where  we  had  significant  improvement  in  traffic  indicator.  We  also  highlight important advances in our re-launching plan:   •  Recovery of brand positioning: TIM confirmed Brand Awareness and Top of Mind again and we also recovered customer satisfaction level in all customer segments.   •  Growth of customer base: We continue the customer base growth in the pre-paid (Infinity  exceeds  11  million  lines)  and  stopped  the  downward  trend  on  the  post-paid segment. In this quarter we added 1.8 million total users or 28% vs. the same period of 2008, with highlight to post-paid net additions, which doubled in the quarterly comparison. Such performance on the incremental net share is largely due to the Infinity plan success. •  Network Quality Program: In March we started a major program of monitoring the quality  of  our  network,  reaching  32  cities  by  the  end  of  the  third  quarter.  The  program involves  rigorous  field  measurement  of  network  performance  and  includes  a  comparative test  between  the  operators.  We  used  the  program  to  perform  fine  tuning  and  to  provide quality improvements in the network. In September, we showed a continuous improvement in Anatel’s network quality indicator – 97.3% of targets achieved. •  Efficiency Plan also plays an important role: Although the main impact of the plan happened in the last two quarters (Q1 and Q2), it is important to emphasize that it was still an  important  source  of  self-funding  and  that  it  supported  the  improvement  of  business performance    in    the    quarter.    The    plan    has    brought    important    savings    from Network/Interconnection, Bad Debt, G&A and IT.   •  Consistent commercial performance: In this quarter we consolidated the success of the new Infinity plans, which reached more than eleven million users – and we did not stop  there!  We  launched  a  new  family  plan  for  the  post-paid  segment,  Liberty,  which consists of a flat monthly fee plan and unlimited traffic for on-net calls.   Message from the Management
4 •  New  sales  model:  In  the  quarter  we  introduced  another  option  to  our  post-paid customers through a Chip-Only format. The offer consists in a discount on the monthly fee for  users  who  want  only  the  chip.  As  for  customer’s  point  of  view:  this  approach presents a more attractive tariff plans on services and gives more flexibility to choose the use of unlocked handsets available in the market. As for Company’s point of view: this strategy approach allows us to reduce SAC and to move the competition from handset to services, and also to increase the distinctness among peers.   •  Revenue  and  EBITDA:  On  a  quarterly  comparison,  we  are  improving  both,  in revenues and EBITDA. This result reflects the positive signs in the financials following the new  operational  dynamic  and  post-paid  base  recovery.  Even  maintaining  our  commercial push  in  this  quarter,  we  preserved  our  margin  through  our  efficiency  plan.  On a yearly comparison,  we  still  felt  the  negative  impacts  from  the  post-paid  base  deterioration occurred in 2008, resulting in a revenue performance below the expectation. As for EBITDA, the  reduction  is  due  to  higher  commercial  push  in  this  quarter  vs.  the  slowdown  phase observed in 2H08. •  Our bottom line is back to positive results and yet maintaining the upward trend in the free cash flow. For the next quarter: • We will keep the growth in the post-paid base and net-share   • MOU will continue to increase, driven by the Infinity and Liberty plans with focus on innovation. • Remain among the leaders in Anatel’s quality indicators (network and customers’ satisfaction) • Maintain leadership in the Top of Mind • Maintain the network infrastructure roll-out Finally, I am personally proud of the great work we have been doing and I am even more determined to face with renewed hope and serenity the challenges that lie ahead. Luca Luciani
5 Brazilian Market Overview The Brazilian mobile market totaled 166.1 million lines in September, a growth of 18.0% on an annual basis. The penetration rate reached 86.7% in the 3Q09, compared to 73.3%  in  the  same  period  of  2008.  Net  additions  have  been  showing  some  signs  of slowdown by registering a YoY decrease of 14.6% in the 3Q09 and 21.9% YTD. The market growth continued to be concentrated in the pre-paid segment fueled by double SIM-Card effect as a result of companies’ on-net promotions. This segment reached 136.6   million users, representing 82.2% of total market and compares with 81.1% in the 3Q08. As for the post-paid segment, total users ended the quarter with 29.6 million, an increase of 11.0% on a yearly comparison. TIM’s Performance   Our total subscriber base ended the quarter with 39.6 million clients, 12.5% up from 3Q08. TIM ended the period with a market share of 23.8% (vs. 23.7% in Q2), as a result  of  company’s  repositioning  in  the  beginning  of  the  year  (February)  -  where  market share  was  at  23.4%.  TIM  has  been  able  to  present  a  rebound  in  market  share  and interrupting recent downward trend.   Net  additions  in  the  3Q09  were  positive  in  1.8  million  lines  (+27.5%  YoY),  while  the incremental  market  share  came  at  27.3%  in  the  quarter,  maintained  a  consistent  pattern along  2009.  Such  performance  continued  to  reflect  our  commercial  recovery,  as  result  of new offerings and continuous effort in advertising. Subscriber base and Market share   Operational Performance Net Adds YoY Growth (%) Million lines Pre-paid 20.7% 11.9% Post-paid 12.5% +17.3% -7.6% +5.3% +1.4% Y/Y   Q/Q -17.2% 34.9% 27.5% Customer Base Pre-paid Post-paid YoY Growth (%) (000’s lines) +12.5%   +4.7% 11.0% 6.8 6.6 6.2 6.2 6.3 28.4 29.8 29.9 31.6 33.3 35.2 36.4 36.1 37.8 39.6 3Q08 4Q08 1Q09 2Q09 3Q09 16.5% (1) (250) (397) 42 87 1,393 1,446 91 1,687 1,687 3Q08 4Q08 1Q09 2Q09 3Q09 1,774 1,729 1,392 (306) 1,196 N/A -42.9% +21.2% N/A +0.0% +107.9% Y/Y Q/Q +27.5% +2.6%
6 In the third quarter of 2009, we were able to post another positive net addition balance on contracts users, by adding 87k lines and 2x more when compared to the previous quarter. We  continued  to  push  on  sales  channel  (gross  and  number  portability)  with  a  new commercial  approach  and  portfolio  offers.  We  are  also  maintaining  our  efforts  with  our retention  policy.  As  a  consequence,  TIM  ended  the  quarter  with  6.3  million  users  in  that segment.   On the pre-paid side, total users reached 33.3 million, up 17.3% from 3Q08 – fueled by the Infinity  plan,  which  reached  over  11  million  users,  representing  34%  of  our  total  non- contract base.   Our GSM coverage achieved 94% of the country’s urban population, serving around 2.958 cities. Also, our GSM coverage counts with 100% of GPRS and around 75% of EDGE. As for the  3G  coverage,  we  reached  over  55  cities  (including  all  the  main  metropolitan  areas), available for more than 30% of urban population in Brazil.
7 Marketing & Sales Activities   In the 3Q09, we maintained our efforts to strength our portfolio through new launches and adding  new  features  to  our  plans.  TIM  continued  with  a  strong  presence  in  the  media  to communicate the recent launches and to encourage the usage through promotions.   On the Brand re-positioning  strategy,  we  continued  to  use  the  ‘Blue  Man  Group’  for institutional  campaigns.  Regarding  the  communication  format  we  maintain  the  focus  on three  main  pillars:  (i)  network  coverage  and  quality,  (ii)  innovative  offers  and  (iii)  best handsets portfolios. As a consequence, TIM has been able to achieve the higher share of investments in media (~29% in YTD´2009 vs. ~17% in 2008), recovering its Top of mind position (according to Synovate – a third-party survey institute) and the awareness of our campaigns. On the commercial front, TIM has been restructuring its commercial channels following a new  segmentation  model.  In  the  consumer  front,  TIM  is  pursuing  the  improvement  of  its points  of  sales  quality,  capillarity  and  productivity.  As  a  result,  TIM  was  able  to  reduce around 5% of its PoS, while gross additions went up 30% in the 3Q09 when compared to the  same  period  last  year.  As  for  the  business  segment,  TIM  has  been  adopting  a  new approach to defend and better manage its corporate clients.   Still on the commercial side, TIM has introduced since July, another option for its new and existing post-paid customers. Through the ‘TIM Chip Avulso’, customers can now choose between a monthly fee discount (up to 20% according to contract plans) for 18 months or discount in new handset. The new focus consists of another innovative offer, giving more options for the customer, reducing the intermediation of equipment and concentrating the benefit in the service. As  for  the  handset  side,  TIM  kept  its  position  of  having  the  best  devices’  portfolio, anticipating the launch of the main innovative handsets such as ‘Samsung Galaxy’, the first device with ‘Android’ (Google mobile software), and also bringing the new ‘iPhone 3GS’ to market. It’s important to mention that TIM is already the market leader in ‘iPhone’ sales.   On the pre-paid side, TIM increased the attractiveness of the ‘Infinity’ Plan by extending the  ‘pay  per  call’  concept  for  long  distance  calls  (to  on-net  direction  only),  widening  the community concept to its 40 million customers in all Brazilian states. In order to stimulate the usage, the price per call was reduced to R$0.25. The ‘Infinity’ offer continued to support the growth of the MOU and its customer base already represents more than 30% of pre- paid  base.  Also  to  stimulate  usage,  the  Company  launched  a  few  recharge  incentive campaigns during the quarter, such as ‘Recarga Imperdível TIM’. In  the  Corporate  Segment,  we  started  a  mass  media  campaign  to  promote  ‘TIM Empresa  Simples’,  a  convergent  plan  which  combines  mobile,  fixed  and  broadband services  in  one  single  bill.  In  September  we  launched  ‘Liberty Empresas’,  following  our community  concept  with  a  flat  fee  and  unlimited  on-net  calls  (local  and  long  distance, including free national roaming). The plan targets the SoHo and SME segments. Marketing & Sales Activities Maintaining Innovative offers Infinity already accounts for over 30% of pre-paid base
8 Selected financial data – Revenues     Operating Revenues   Total  gross  revenues  reached  R$4,630  million  in  the  3Q09,  posting  a  growth  of  2.8% when compared to previous quarter and a drop of 2.2% on yearly comparison. Gross service revenues  stood  at  R$4,141  million,  up  5.3%  on  a  quarterly  basis  and  down  1.9%  when compared to 3Q08. The main breakdowns and highlights are presented as follows:    Usage  and  Monthly  fee  revenues  registered  an  increase  of  3.7%  QoQ  and  largely explained by the increase of our customer base and usage in the period. The performance reflects the success of i) the ‘Infinity’ plans, which achieved over 11 million users in a couple of  months  and  ii)  the  recharge  incentive  campaigns  -  the  ‘Recarga  Imperdível  TIM’.  As  a result, total MOU reached 90 min., 23.2% higher QoQ. As for the yearly comparison, usage and monthly fee revenues, reduced 2.5%, still suffering from the long tail in post-paid base decline (-7.6% YoY) and resulting in a subscriber mix deterioration in the period (from 19% to 16% in the 3Q09).   Long distance revenues achieved R$471 million in the quarter, an increase of 3.3% when compared to the 2Q09 - following the higher long distance traffic fueled by ‘Infinity’ Plan, which also has included the long distance calls from July onward. As a result, TIM registered a  significant  long  distance  traffic  increase  -  more  than  60%  when  compared  to  the  same period last year. As for the year-over-year comparison, long distance revenues drop 8.3%, following lower post-paid base.   Interconnection  revenues  amounted  to  R$1,004  million  in  the  3Q09,  up  1.5%  from 2Q09, reflecting the subscriber base increase in the period (post-paid +1.4% and pre-paid Financial Performance R$ thousands 3Q09 3Q08 2Q09 % Q-o-Q % Y-o-Y Gross Revenues 4,629,634 4,731,548 -2.2% 4,504,744 2.8% Telecommunications Services 4,141,369 4,221,492 -1.9% 3,931,414 5.3% Usage and Monthly fee 2,041,652 2,094,482 -2.5% 1,968,883 3.7% Long distance 470,701 513,159 -8.3% 455,576 3.3% Interconnection 1,003,519 1,136,042 -11.7% 988,799 1.5% Value added services - VAS 495,583 402,924 23.0% 483,287 2.5% Others 129,914 74,885 73.5% 34,869 272.6% Handset sales 488,265 510,056 -4.3% 573,330 -14.8% Discounts and deductions (1,292,154) (1,324,625) -2.5% (1,200,492) 7.6% Taxes and disc. on services (1,058,021) (1,106,618) -4.4% (995,174) 6.3% Taxes and disc. on handset sales (234,133) (218,007) 7.4% (205,318) 14.0% Net Revenues 3,337,480 3,406,923 -2.0% 3,304,252 1.0% Services 3,083,348 3,114,874 -1.0% 2,936,240 5.0% Handset  revenues 254,132 292,049 -13.0% 368,012 -30.9% Gross service revenues: +5.3% QoQ Significant MOU rebound: 90 min. LD traffic increased more than 60% YoY
9 +5.3%). In the yearly comparison, the sharp drop of 11.7% is explained by the decline of incoming  traffic  due  to  strong  push  of  on-net  promotions  and  F2M  traffic  substitution. Interconnection revenues as a percentage of total gross revenues reached 22% in 3Q09 (vs. 24% in 3Q08). Gross VAS revenues, stood at R$496 million in the 3Q09, up 23.0% from R$403 million reported  in  the  3Q08.  VAS  revenues  accounted  for  12.0%  of  gross  service  revenues  (vs. 9.5% in the 3Q08). Innovative services, such as data transmission, continue to be the main driver  for  such  increase  by  growing  73.8%  on  yearly  basis.  The  subscriber  base  of  our broadband offer, TIM Web, increased ~35% in the last 12 months. TIM is also stimulating data  usage  through  micro  browsing.  Today,  most  of  our  data  bundles  are  being  sold  as plug-ins of our new plans along with a complete and exclusive smartphone portfolio. Gross  handsets  revenues  came  at  R$488  million  in  the  quarter,  dropping  14.8%  from 2Q09  and  4.3%  when  compared  to  the  3Q08.  Despite  the  strong  increase  in  gross  adds (22.1% QoQ and 29.7% YoY), the Company registered a volume decrease of handsets sold in  the  same  period  by  ~10%.  The  drop  reflects  the  introduction  of  a  new  format  for  the post-paid customers, through the sales of ‘TIM Chip Only’ for the segment, giving another option  for  the  customer.  The  model  aims  the  reduction  of  equipment  intermediation, concentrating the benefit on the service side. Other  service  revenues  reached  R$130  million  (73.5%  YoY),  the  increase  is  explained mainly  by  higher  revenues  from  canceled  contracts  fines.  In  this  quarter,  revenues  from fines  are  now  booked  on  ‘other  service  revenues’  line,  while  were  previously  on  ‘other operational revenues’.   Total net revenues in 3Q09 reached R$3,337 million, an increase of 1.0% when compared to  2Q09  and  a  decrease  of  2.0%  compared  to  3Q08.  Net  service  revenues  continued present  a  recovery  on  a  quarterly  basis  by  rising  5.0%  to  R$3,083  million  and  reflecting customer base increase and pre-paid traffic rebound. When comparing to the same period last year, net service revenues dropped 1.0% - following the loss of post-paid base. ARPU  (average  revenue  per  user)  came  at  R$26.5  in  the  quarter,  a  flat  trend  when compared  to  the  previous  quarter.  Despite  the  strong  growth  of  net  additions  and  ARPM decrease  in  the  last  2  quarters,  the  Company  succeeded  on  stabilizing  ARPU.  When compared to 3Q08, the decrease of 12.0% was mainly due to post-paid mix deterioration and lower incoming MOU.     ARPM (average revenue per minute) registered a sharp drop of 19% to R$0.29/min in the 3Q09 from R$0.36/min on a QoQ comparison, following the rapid increase of ‘Infinity’ base,  especially  on  the  pre-paid  segment.  Despite  the  drop,  Infinity  pre-paid  users  are generating higher ARPU when compared to non-Infinity users. VAS: 12.0% of gross service revenues ARPU remained     flat QoQ   Net service revenue up 5.0% QoQ
10 Selected financial data – Operating Costs and Expenses Operating Costs and Expenses   Total Operating costs and expenses remained fairly stable when compared to previous quarter and to the same period of last year (+0.4% and -1.1% respectively), amounting at R$ 2,579 million in the 3Q09. Although commercial activities remained intense in the 3Q09, the  efficiency  plan  continues  to  have  key  role  in  margin  defense.  Breakdown  details  are presented as follows: Personnel  expenses  reached  R$145  million,  down  5.2%  when  compared  to  the  same period last  year, partially explained by headcount reduction of 8%, to 9,351 employees – following the organization restructuring aiming efficiency (management layer reduction and new commercial structure). On a quarterly comparison, the increase of 4.7% is due to the reversal provisioning from bonuses program occurred in 2Q09. Selling & Marketing expenses rose 22.1% from the same period of 2008 and 5.3% from 2Q09 to R$873 million in the 3Q09. The increase reflects intense commercial approach, that in one hand, caused higher expenses on commissioning and Fistel taxes, but in the other hand, brought substantial improvement on gross addition (+29.7% YoY and +22.1% QoQ). TIM also maintained in the 3Q09 the same strong presence in the media as observed in the previous quarter. As a result, advertising expenses went up by ~65% when compared to the same period of last year.      Network and Interconnection cost totaled R$964 million in the 3Q09, up 4.7% when compared to 2Q09, mainly due to higher pre-paid traffic volume. It is important to mention that overall traffic increased by 30% QoQ and concentrated in on-net calls (following Infinity plan concept). As for the yearly comparison, the drop of 10.5% is explained by the post-paid base decline and the aforementioned on-net calls effect. General  and  Administrative  expenses  (G&A)  reached  R$101  million  in  the  3Q09, registering a sharp drop of 11.1% in a QoQ, mainly due to lower expenses with IT service maintenance (contract renegotiation). R$ thousands 3Q09 3Q08 2Q09 % Q-o-Q % Y-o-Y Operating Expenses (2,578,698) (2,608,467) -1.1% (2,568,236) 0.4% Personnel expenses (144,695) (152,654) -5.2% (138,181) 4.7% Selling & marketing expenses (873,341) (715,019) 22.1% (829,036) 5.3% Network & interconnection (964,314) (1,077,171) -10.5% (920,902) 4.7% General & administrative (100,955) (101,496) -0.5% (113,541) -11.1% Cost Of Goods Sold (335,308) (378,071) -11.3% (466,727) -28.2% Bad Debt (99,553) (143,251) -30.5% (105,949) -6.0% Other operational revenues (expenses) (60,532) (40,805) 48.3% 6,100 - Opex flat   YoY despite intense commercial activity
11 Cost of Goods Sold amounted to R$335 million in the quarter, a drop of 11.3% YoY and 28.2% QoQ. The reduction reflected the strategy of focusing on lower handset sales volume (-9% YoY and QoQ). Bad Debt expenses achieved R$99.6 million, reporting a drop of 30.5% when compared to  R$143  million  posted  in  the  3Q08.  Bad  debt,  as  a  percentage  of  net  service  revenues reached  3.2%,  showing  consistent  drop  every  quarter.  The  performance  followed  the actions taken to improve the process with better credit concession and superior collection process. Other  Net  Operational  Expenses  totaled  R$60.5  million  in  the  3Q09,  compared  to R$40.8  million  in  the  same  period  last  year.  This  line  registered  an  impact  mainly  due  to reCLASSification of canceled contracts fines, now CLASSified as “other service revenue”.   Subscriber Acquisition Costs (SAC) in the quarter stood at R$113, a modest increase of 2.1% YoY (to a gross adds of 29.7%) and -6.2% QoQ (to a gross adds of 22.1%). SAC/ARPU ratio came at 4.3x in 3Q09, vs. 4.5x in the 2Q09 and 3.7x in the same period last year. Bad debt             -30.5% YoY SAC under strict control
12 EBITDA EBITDA  (earnings  before  interests,  taxes,  depreciation  and  amortization)  totaled  R$759 million  in  3Q09,  up  3.1%  sequentially,  as  a  result  of  slight  revenue  increase  and  flat operational  costs  (discussed  above).  Despite  the  intense  commercial  activities,  we  are maintaining  our  efficiency  plan  with  a  strict  control  on  discretionary  costs  (such  as  G&A, Personnel,  IT  and  Bad  Debt).  On  a  yearly  basis,  EBITDA  came  5.0%  lower  than  R$798 million posted in 3Q08, largely impacted by the post-paid base decline (-7.6%) and higher commercial  push  in  this  quarter  vs.  the  slowdown  phase  observed  in  2H08.  EBITDA margin reached 22.7% in the quarter (+0.4 p.p. QoQ and -0.7 p.p. YoY). EBITDA and EBITDA margin   Depreciation and Amortization Depreciation  and  amortization  accounted  for  R$664  million,  2.5%  higher  than  R$647 million posted in 2Q09, and 7.4% higher on a yearly comparison. Such increase continued to be explained by the network deployment.   EBIT EBIT (earnings before interest and taxes) totaled R$95.1 million in the 3Q09, up 7.4% when compared to R$88.6 million posted last quarter.   Net Financial Result Net  financial  expenses  totaled  R$61.9  million  in  the  quarter,  down  59.6%  from  the R$152.9 million in the 3Q08. The drop of R$91.1 million was explained by; 1) positive result of  R$39.8  million  from  net  exchange  variation;  and  2)  positive  variation  of  R$51.3  million from  net  financial  revenues/expenses,  mainly  due  to  the  reversion  of  R$15.3  million  of monetary correction expenses from the adherence to the tax refinancing program (REFIS). Margin % 22.3% 23.4% 22.7% R$ Mln 798 609 736 759 3Q08 1Q09 2Q09 3Q09 20.2% -5.0% +3.1% //
13 Income and Social Contribution Taxes Income  and  Social  Contribution  taxes  come  to  a  positive  result  of  R$27.6  million, mainly  impacted  by  the  reversion  of  tax  provisioning  of  our  subsidiary,  TIM  Celular,  in R$38.5  million  and  by  the  reversion  of  provisioning  from  Income  and  Social  Contribution taxes contingence in R$14.5 million due to the adherence of REFIS fiscal benefit. Net Profit   TIM ended the quarter with a net profit of R$60.8 million, improving from the loss of R$12.1 million in 3Q08 and a loss of R$15.2 million in 2Q09. Capex   Investments totaled R$536 million in the 3Q09, higher than R$511 million registered a year ago  and  R$422  million  in  2Q09.  As  a  percentage  of  net  revenues,  Capex  stood  at  16%, being approximately 80% related to Network and IT.   Company maintains the priority on 2G coverage to support the recent strong traffic increase while preserving quality on voice services. As for the 3G, we are adopting a “right on spot” coverage strategy to support our broadband access, with distinctive quality. Net financial position and free cash flow Gross Debt amounted to R$3,503 million (of which 60% in the long term), down from R$3,673 million in 2Q09. Company’s debt is composed by long-term financing from BNDES (Brazilian  Development  Bank),  BNB  (Banco  do  Nordeste  do  Brasil)  and  EIB  (European Investment  Bank),  as  well  as  borrowings  from  other  local  and  international  financial institutions.   Approximately 33% of our total debt is denominated in foreign currency (USD and JPY), and it is 100% hedged in local currency. Average cost of debt stood at 9.74% in the 3Q09 compared to 12.54% in the 3Q08.   Cash  and  Cash  equivalents  reached  R$960  million,  resulting  in  a  net  debt  position (gross debt less cash and cash equivalents) of R$2,544 million, 12% below 2Q09.   Operating Free Cash Flow was positive in R$392 million,  in  line  with  the  previous quarter, representing 12% of net revenues. Capex:           16% of  net revenues
14 Update on the Intelig Deal: In April this year, TIM signed-up a Merger Agreement with Intelig. The agreement had among other conditions, Anatel’s approval and Intelig’s financial restructuring. In the beginning of August, Anatel preliminary approved the acquisition and we expect to conclude the deal in the short term.   Recent Events Common % Preferred % Total % TIM BRASIL 650,537,118 81.32 990,098,811 63.94 1,640,635,929 69.86 OTHERS 149,387,687 18.68 558,423,420 36.06 707,811,107 30.14 TOTAL 799,924,805 100.00 1,548,522,231 100.00 2,348,447,036 100.00 OWNERSHIP BREAKDOWN Ownership Breakdown

TIM
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TIM
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15 TIM     Participações     provides     telecommunication     services nationwide through its direct subsidiaries TIM Celular S.A. and indirect   TIM   Nordeste   S.A.   The   Company   launched   its operations  in  Brazil  in  1998  and  consolidated  its  nationwide footprint   2002   onwards,   thus   becoming   the   first   wireless operator to be present in all of Brazilians states. The Company through the GSM technology (Global System for Mobile    Communications),    has    a    national    coverage    of approximately   94%   of   the   urban   population   and   provides services of mobile, fixed, data transmission and Internet access in high speed, hence offering convergent services to all of its clients, in a single company. TIM has a strong positioning in the market due to Innovation that, throughout its path in Brazil, has become pioneer in the launch  of  several  products  and  services  such  as:  multimedia messages  (MMS);  TIM  Music  Store  and  BlackBerry.  In  2008, the  Company  strengthened  its  positioning  with  the  launch  of third  generation  services  under  the  TIM  3G+  brand,  bringing other innovative services like TIM Web Broadband , Video Call and TIM TV. In September 2008, TIM launched ‘TIM Fixo’ – the most  competitive  and  convenient  option  in  fixed  residential telephony,    making    another    important    step    towards    in convergent services strategy. TIM  Participações  is  controlled  by  TIM  Brasil  Serviços  e  Participações  S.A.,  a  subsidiary  of  the  Telecom  Italia Group. Innovation and quality are two of strategic pillars that TIM shares with its controller, hence allowing a great  competitive  advantage  in  the  market.  For  that,  TIM  makes  substantial  investments  in  technology  and optimizes  synergy  with  its  controller  group,  through  the  sharing  of  experiences  and  adopting  best  practices policy, in order to provide innovative solutions to all of its clients. In addition, TIM relies on a specialized staff, always aware of technological changes in the telecom sector. This document may contain forward-looking statements. Such statements are not statements of historical fact and  reflect  the  beliefs  and  expectations  of  the  Company's  management.  The  words  "anticipates”,  "believes”, "estimates”,  "expects”,  "forecasts”,  "plans”,  "predicts”,  "projects”,  "targets"  and  similar  words  are  intended  to identify  these  statements,  which  necessarily  involve  known  and  unknown  risks  and  uncertainties  foreseen,  or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and  readers  of  this  release  should  not  base  their  assumptions  exclusively  on  the  information  given  herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments. About TIM Participações S.A. Disclaimer » National Presence since 2002   » Network: leadership in coverage and quality » Unique “Pure Mobile” convergence offering » Sustainability: included in ISE index
16 EXOS Attachment 1: Balance Sheet (BR GAAP) Attachment 2: Income Statements (BR GAAP)   Attachment 3:    Cash Flow Statements (BR GAAP) Attachment 4:   EBITDA Calculation Statement (BR GAAP) Attachment 5: Consolidated Operational Indicators   Attachment 6: Glossary The  Complete  Financial  Statements,  including  Explanatory  Notes,  are  available  at  the Company’s Investor Relations Website: www.tim.com.br/ri Attachments
17 Attachment 1 TIM PARTICIPAÇÕES S.A. Balance Sheet (BR GAAP)          (R$ Thousand) DESCRIPTION 3Q09 3Q08% 2Q09 % ASSETS 14,510,688     15,256,965    -4.9% 14,518,318      -0.1% CURRENT ASSETS 5,029,958       5,217,904      -3.6% 4,812,942        4.5% Cash and cash equivalents 944,142            1,334,437        -29.2% 763,029           23.7% Short-term investments 15,426              28,361             -45.6% 10,083             53.0% Accounts receivable 2,428,809         2,649,900        -8.3% 2,470,139        -1.7% Inventories 397,483            334,441           18.9% 439,149           -9.5% Recoverable Taxes 777,809            495,852           56.9% 627,150           24.0% Deferred income and social contribution taxes 14,471              -                   - 27,501             -47.4% Prepaid expenses 329,894            297,550           10.9% 416,782           -20.8% Derivative contracts 63,329              52,050             21.7% 25,566             147.7% Other assets 58,595              25,313             131.5% 33,543             74.7% NONCURRENT 9,480,730       10,039,061    -5.6% 9,705,376        -2.3% Noncurrent assets Long-term investments 11,989              10,907             9.9% 9,945               20.6% Recoverable Taxes 199,577            229,471           -13.0% 262,309           -23.9% Deferred income and social contribution taxes 110,763            - - 110,763           0.0% Judicial deposits 177,153            137,510           28.8% 160,876           10.1% Prepaid expenses 10,770              11,409             -5.6% 11,808             -8.8% Derivative contracts 25,675              33,459             -23.3% 65,313             -60.7% Other assets 7,904              7,267             8.8% 7,017               12.6% Permanent Assets Property, plant and equipment 4,450,295         4,681,720        -4.9% 4,452,588        -0.1% Intangibles 4,366,112         4,768,776        -8.4% 4,494,753        -2.9% Deferred 120,492            158,542           -24.0% 130,004           -7.3% LIABILITIES 14,510,688     15,256,965    -4.9% 14,518,318      -0.1% CURRENT LIABILITIES 4,253,949       5,431,803      -21.7% 3,822,237        11.3% Suppliers 1,995,329         2,109,642        -5.4% 1,789,795        11.5% Loans and financing 1,434,510         1,288,801        11.3% 1,103,743        30.0% Derivative contracts 42,503              48,260             -11.9% 103,633           -59.0% Salaries and related charges 115,212            134,983           -14.6% 114,955           0.2% Taxes, charges and contributions 546,743            547,843           -0.2% 579,988           -5.7% Dividends and interest on shareholders’ equity payable 20,566              22,097             -6.9% 25,438             -19.2% Authorizations payable -                   1,163,848        - -                   - Other liabilities 99,086              116,329           -14.8% 104,685           -5.3% NONCURRENT LIABILITIES 2,559,944       2,247,527      13.9% 3,064,886        -16.5% Loans and financing 2,020,745         1,742,084        16.0% 2,471,151        -18.2% Derivative contracts 94,455              10,978             760.4% 85,410             10.6% Provision for contingencies 187,366            258,638           -27.6% 256,298           -26.9% Pension plan 6,229                7,377               -15.6% 6,291               -1.0% Asset retirement obligations 230,769            207,781           11.1% 225,337           2.4% Other liabilities 20,380              20,669             -1.4% 20,399             -0.1% SHAREHOLDERS' EQUITY 7,696,795       7,577,635      1.6% 7,631,195        0.9% Capital 7,632,371       7,613,610      0.2% 7,632,371        0.0% Capital reserves 15,569              34,330             -54.6% 15,569             0.0% Income reserves 147,305            133,509           10.3% 142,516           3.4% Net Loss for the period (98,450)            (203,814)          -51.7% (159,261)          -38.2%
18 Attachment 2 TIM PARTICIPAÇÕES S.A. Income Statements (BR GAAP)               (R$ Thousand) DESCRIPTION 3Q09 3Q08% 2Q09 % Gross Revenues 4,629,634 4,731,548 -2.2% 4,504,744 2.8% Telecommunications Services 4,141,369 4,221,492 -1.9% 3,931,414 5.3% Usage and Monthly fee 2,041,652 2,094,482 -2.5% 1,968,883 3.7% Long distance 470,701 513,159 -8.3% 455,576 3.3% Interconnection 1,003,519 1,136,042 -11.7% 988,799 1.5% Value added services - VAS 495,583 402,924 23.0% 483,287 2.5% Others 129,914 74,885 73.5% 34,869 272.6% Handset sales 488,265 510,056 -4.3% 573,330 -14.8% Discounts and deductions (1,292,154)    (1,324,625) -2.5% (1,200,492) 7.6% Taxes and discounts on services (1,058,021) (1,106,618) -4.4% (995,174) 6.3% Taxes and discounts on handset sales (234,133) (218,007) 7.4% (205,318) 14.0% Net Revenues 3,337,480 3,406,923 -2.0% 3,304,252 1.0% Services 3,083,348 3,114,874 -1.0% 2,936,240 5.0% Handset  revenues 254,132 292,049 -13.0% 368,012 -30.9% Operating Expenses (2,578,698)    (2,608,467) -1.1% (2,568,236) 0.4% Personnel expenses (144,695) (152,654) -5.2% (138,181) 4.7% Selling & marketing expenses (873,341) (715,019) 22.1% (829,036) 5.3% Network & interconnection (964,314) (1,077,171) -10.5% (920,902) 4.7% General & administrative (100,955) (101,496) -0.5% (113,541) -11.1% Cost Of Goods Sold (335,308) (378,071) -11.3% (466,727) -28.2% Bad Debt (99,553) (143,251) -30.5% (105,949) -6.0% Other operational revenues (expenses) (60,532) (40,805) 48.3% 6,100 - EBITDA 758,782 798,456 -5.0% 736,016 3.1% EBITDA - Margin 22.7% 23.4%    -0.7 p.p 22.3% 0.5 p.p Depreciation & amortization (663,684) (617,988) 7.4% (647,451) 2.5% Depreciation (355,440) (335,624) 5.9% (348,712) 1.9% Amortization (308,244) (282,364) 9.2% (298,739) 3.2% EBIT 95,098 180,468 -47.3% 88,565 7.4% EBIT - Margin 2.8% 5.3%    -2.4 p.p 2.7% 0.2 p.p Net Financial Results (61,866) (152,942) -59.5% (65,856) -6.1% Financial expenses (67,029) (131,275) -48.9% (81,991) -18.2% Net exchange variation (22,651) (62,449) -63.7% (8,639) 162.2% Financial revenues 27,814 40,782 -31.8% 24,774 12.3% Income before taxes and Minorities 33,232 27,526 20.7% 22,709 46.3% Income tax and social contribution 27,579 (39,579) - (37,956) - Net Income (Loss) 60,811 (12,053) - (15,247) -
19 Attachment 3 TIM PARTICIPAÇÕES S.A.      Cash Flow Statements (BR GAAP)  (R$ Thousand) Attachment 4 TIM PARTICIPAÇÕES S.A. EBITDA (R$ Thousand) YoY QoQ % % EBITDA Reconciliation 3Q09 3Q08 2Q09 Net Income (Loss) 60,811        (12,053)       - (15,247)       - (+) Provision for Income Tax and Social Contribution 27,579        (39,579)       - (37,956)       - (+) Net Financial Results (61,866)       (152,942)     -59.5% (65,856)       -6.1% EBIT 95,098        180,468      -47.3% 88,565        7.4% (+) Amortization and Depreciation (663,684)     (617,988)     7.4% (647,451)     2.5% EBITDA 758,782      798,456      -5.0% 736,016      3.1% 3Q09 3Q08% 2Q09 % EBIT 95,098 180,468 -47.3% 88,565 7.4% Depreciation and Amortization 663,684 617,988 7.4% 647,451 2.5% Capital Expenditures (535,915) (510,724) 4.9% (422,499) 26.8% Changes in Net Operating Working Capital 168,691 346,580 -51.3% 93,024 81.3% FREE OPERATING CASH FLOW 391,558 634,312 -38.3% 406,541 -3.7% Income and Social Contribution Taxes 40,610 (35,375) - (27,234) - Dividends and Interest on Capital (13) (140) -90.7% (167,927) -100.0% Net Financial Revenue (61,866) (152,942) -59.5% (65,856) -6.1% Other changes (13,985) (12,764) 9.6% (28,222) -50.4% NET CASH FLOW 356,304 433,091 -17.7% 117,302 203.7%
20 Attachment 5 TIM PARTICIPAÇÕES S.A. Consolidated Operational Indicators Attachment 6 Glossary QoQ YoY % % 3Q09 2Q09 3Q08 Brazilian Wireless Subscriber Base (million) 166.1 159.6 140.8 4.1% 18.0% Estimated Total Penetration 86.7% 83.5% 73.3% 3.2 p.p.    13.4 p.p. Municipalities Served - TIM GSM 2,958 2,944 2,765 0.5% 7.0% Market Share 23.8% 23.7% 25.0% 0.1 p.p. -1.2 p.p. Total Lines ('000) 39,600 37,826 35,206 4.7% 12.5%     Prepaid 33,297 31,610 28,386 5.3% 17.3%     Postpaid 6,303 6,216 6,820 1.4% -7.6% Gross Additions ('000) 5,930 4,855 4,573 22.1% 29.7% Net Additions ('000) 1,774 1,729 1,392 2.6% 27.5% Churn 10.9% 8.6% 9.4% 2.3 p.p 1.5 p.p ARPU (R$) 26.5 26.6 30.1 -0.2% -12.0% MOU 90 73 101 23.2% -10.7% ARPM (R$) 0.29 0.36 0.30 -19.0% -1.5% SAC (R$) 113 120 110 -6.2% 2.1% Investment (R$ million) 535.9 422.5 510.7 26.8% 4.9% Employees 9,351 10,174 10,173 -8.1% -8.1% Financial Terms Operational Indicators Bad Debt (PDD) – Provision for estimated amount of accounts ARPU (Average Revenue per User) – Average total net service   receivable.(customer balance).that has been determined to be   Revenue per customers in the period. uncollectible. ARPM (Average Revenue per Minute) – ARPU / MOU CAPEX (capital expenditure) – capital investment. Churn rate – Percentage of the disconnections from customer   EBIT = Earnings before interest and tax. base during the period. EBITDA = Earnings before interest, tax, depreciation and Customers – Number of access in service. amortization. Gross additions – Total of customers acquired in the period. EBITDA Margin = EBITDA / Operating Net Revenue. Market penetration = (Company’s total number of customers +   Net Debt = Gross debt – cash. estimated number of customers of competitors) / each 100   Net debt / EBITDA = Index wichs evaluates the Company’s inhabitants in the Company’s operating area. ability to pay its debt with the generation of operating cash of the            Market Share – Company’s total number of customers / number   period. of customers in its operating area. Operating Cash Flow = EBITDA – CAPEX. MOU (minutes of use) – monthly average in minutes of traffic   PL – Shareholders’ Equity. per customer = (total number of outgoing minutes + incoming   Subsidy = (net revenue from goods – cost of sales + vendors   minutes) / monthly average of customers in the period. discounts) / gross additions. Net additions = Gross additions – number of customers   Working Capital = Operational current assets – operational   disconnected. current liabilities. Net share – Participation of estimated net additions in the   operating area. Technology and Services SAC (Customer acquisition cost) = (marketing expenses +   + commission + Fistel + “comodato” + costs of retention). CSP – Carrier Selection Code to long distance calls. VU-M – Value of mobile use of the Cellular Operator network. EDGE (Enhanced Data rates for Global Evolution) –  technique developed  to  increase  the  speed  of  data  transmission  via  cell phone,  creating  a  real  broadband  for  handsets  with  the  GSM technology. The first EDGE handsets available offer speed that can reach up to 200 Kbps, depending on the handset model. GSM  (Global  System  for  Móbile  Communications)  –  A  system   storing and coding cell phone data, such as user calls and data.   The GSM is now the standard most used in the world. SMP – Personal Mobile Services. SMS  (Short  Message  Service)  –  Ability  to  send  and  receive   alphanumerical messages. 3G/HSDPA   (High-Speed   Downlink   Packet   Access)   –   3G technology  capable  of  proceed  data  transmission  with  higher speed,      allowing   the   internet   access   through   high   speed   connections to mobile users. WAP (Wireless Application Protocol) – Allows access to internet servers through specific equipment.
SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.   TIM PARTICIPAÇÕES S.A.            Date: October 31, 2009 By:   /s/ Claudio Zezza         Name: Claudio Zezza       Title: CFO and Investor Relations Officer      FORWARD-LOOKING STATEMENTS This press release may contain forward-looking statements. These statements are statements that are not historical   facts,   and   are   based   on   management's   current   view   and   estimates   offuture   economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes",  "estimates",  "expects",  "plans"  and  similar  expressions,  as  they  relate  to  the  company,  are intended  to  identify  forward-looking  statements.  Statements  regarding  the  declaration  or  payment  of dividends,  the  implementation  of  principal  operating  and  financing  strategies  and  capital  expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results  of  operations  are  examples  of  forward-looking  statements.  Such  statements  reflect  the  current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and  factors,  including  general  economic  and  market  conditions,  industry  conditions,  and  operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.